Exhibit 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Bezeq International (Labor Agreement)

Further to the report of Bezeq dated January 12, 2016 regarding the signing of a collective agreement between the subsidiary, Bezeq International Ltd. (“Bezeq International”) and the New Histadrut Labor Federation and the workers committee of Bezeq International, a supplementary report is hereby given that on May 15, 2018 Bezeq was notified by Bezeq International that earlier that day, an agreement was signed to extend the term of the existing collective agreement for an additional year until December 31, 2019.

Original Report summary from 2016:

Further to the Bezeq’s reports dated March 6, 2014 and March 23, 2014 as well as section 4.8 of Chapter A of Bezeq’s periodic report for 2014, Bezeq reports that Bezeq International, which earlier today received the approval of its board of directors, signed a collective agreement with the New Histadrut Labor Federation and the workers’ committee of Bezeq International.

1. The agreement’s term is until December 31, 2018. Afterwards, the agreement will be extended automatically for periods of 12 months each, unless one of the parties notifies the other.

2. The agreement will apply to all Bezeq International employees, with the exception of senior management (VPs and those reporting to VPs directly) and another group of employees and managers agreed by the parties.

3. The period after which a Bezeq International employee will be considered a permanent employee is 36 months, with an option to extend by an additional six months, with the consent of the committee.

4. The agreement sets forth mechanisms that bring the committee to the table with decisions regarding the termination of employment of permanent employees, the taking of disciplinary measures against them, and the implementation of organizational changes.

5. Additional annual salary supplements and other economic benefits (such as subsidized summer camps and welfare activities) provided by Bezeq International to the employees during the term of the agreement.

Sincerely,

Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.